CYIOS Corporation
“C Your Integrated Office System”

United States
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Mr. William H. Thompson, Branch Chief

Re:	CYIOS Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007, Filed March 31, 2008
Form 10-QSB for Fiscal Quarter Ended March 31, 2008, Filed May 14, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008, Filed August 14, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009, Filed May 14, 2009
File No. 0-27243

Dear Mr. Thompson:

We are writing in response to your comment letter dated May 28, 2009 and we are requesting an extension of time to respond to your comments.  We spoke with Sondra Synder on Wednesday, June 10, 2009 to make this request and she asked us to write this letter to inform you of our request.

Our Director of Finance was hospitalized due to illness and she is just now back in the office.  We have just started to work on the responses to the comment letter and we will respond to all the comments and file an amended 10-KSB and 10-Q’s no later than June 25, 2009.

Should you have any questions, please call us.

Sincerely,

Timothy Carnahan
/s/
CEO and President

The Ronald Reagan Building, 1300 Pennsylvania Ave., N.W., Suite 700, Washington DC 20004
Phone 202 204-3006 Fax 202 315-3458
411@CYIOS.com